SCHROEDER WALTHALL NEVILLE L.L.P.

                         ATTORNEYS AND COUNSELORS AT LAW
                           1100 Louisiana, Suite 4850
                             Houston, TX  77002-5222



                                                        Telephone  (713)654-9100
T.  Michael  Neville                                               (800)967-7770
Walter  A.  Schroeder,  P.C.                                       -------------
Leonidas  F.  Walthall,  P.C.                          Telecopier  (713)654-1341



                                  March 6, 2000

Securities  and  Exchange  Commission
Division  of  Corporate  Finance
Office  of  Small  Business  Review
450  Fifth  Street,  N.W.
Washington,  D.C.  20549

Re:     Company:  Pinnacle  Business  Management  Inc
        Form  Type:  10sb12b  Number  Of  Documents:  12
        Received Date: 01-Mar-2000 17:20 Accepted Date: 01-Mar-2000 17:22 Filing Date: 01-Mar-2000 17:20


Gentlemen,

          Our Firm represents Pinnacle Business Management, Inc., hereinafter referred to as the "Company."

          The Company is in the process of acquiring a fully reporting subsidiary. We therefore request the Commission's consent to withdraw the Form 10 SB, and with such, respectively withdraw.

          We anticipate the acquired company  to file an 8-K in the near future.

          Please feel free to contact our office with any comments, questions or thoughts. Thank you.


                                  Very  truly  yours,

                                  SCHROEDER  WALTHALL  NEVILLE  L.L.P.
                                  By:  Leonidas  F.  Walthall,  P.C.


                                  /s/  Leonidas  F.  Walthall
                                  -------------------------------------
                                       Leonidas  F.  Walthall


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